

Kenny Sargavakian · 2nd in

Chief Executive Officer and Co-founder at Paydownhero Inc.

Southbury, Connecticut, United States · 500+ connections ·

Contact info

 **Paydownhero Inc.**

 **Keene State College**

Experience



Chief Executive Officer
Paydownhero Inc. · Full-time
Jan 2018 – Present · 3 yrs 2 mos
Chelsea, Massachusetts, United States



Company Commander B CO
US Army
May 2018 – Present · 2 yrs 10 mos
West Hartford CT

Bravo CO, Company Command under 2/417th



S-3 Plans Officer
US Army
Feb 2017 – Mar 2018 · 1 yr 2 mos
Saugerties, NY

854th EN BN Plans Officer- S-3

CEO

PayDownHero, Inc · Full-time
Jan 2018 · 1 mo
Connecticut and Massachusetts

 **Screen Shot 2020-02-17 at 9.47.26 AM.png**

 **US Army**
2 yrs 4 mos

Platoon Leader
Feb 2015 – Apr 2016 · 1 yr 3 mos
Somersworth, NH

Platoon Leader at the 716th EN CO, Somersworth, NH.

Deployed to: Kuwait and Anbar Province, Iraq.

Platoon Leader
Jan 2014 – Feb 2015 · 1 yr 2 mos
Orangeburg, NY

Platoon Leader at the 668th EN CO, Orangeburg, NY

Show 2 more experiences ⌄

Education

 **Keene State College**
Bachelor of Arts (BA), Journalism
2004 – 2009

US Army Engineer Basic Officer Leadership School (E-BOLC)
Engineering
Activities and Societies: US Army Engineer School @ Ft. Leonardwood, Missouri



